SI

19008337

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SEC Mail Processing Section

MAR 01 2019

Washington DC 416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaSalle Investment Management Distributors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 West Wacker Drive, Ste 2300
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Estee Dorfman Foster (781)780-7069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alok Gaur, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaSalle Investment Management Distributors, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CECELIA A TOOMEY
Official Seal
Notary Public – State of Illinois
My Commission Expires Apr 21, 2022

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	
Financial Statements:	
Statement of Financial Condition as of December 31, 2018	4
Statement of Operations and Other Comprehensive Income for the Year ended December 31, 2018	5
Statement of Member's Equity for the Year ended December 31, 2018	6
Statement of Cash Flows for the Year ended December 31, 2018	7
Notes to Financial Statements	8
Supplemental Schedules:	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	14
Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	15
Schedule III - Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	16

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
LaSalle Investment Management Distributors, L.L.C.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LaSalle Investment Management Distributors, L.L.C. (the Company) as of December 31, 2018, the related statements of operations and other comprehensive income, member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2012. Chicago, Illinois

February 28, 2019

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	5,479,376
Due from related party		3,652,367
Prepaid expenses		173,592
Total assets	$	9,305,335
Liabilities and Member's Equity		
Liabilities:		
Accrued expenses	$	644,232
Employee commissions payable		90,621
Accounts payable		1,872,754
Due to Parent Company		499,197
Total liabilities		3,106,804
Equity:		
Member's equity		6,197,698
Accumulated other comprehensive income		833
Total equity		6,198,531
Total liabilities and member's equity	$	9,305,335

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C

Statement of Operations and Other Comprehensive Income

Year ended December 31, 2018

Revenue:		
Commission fees	$	9,115,621
Reimbursable revenue		5,049,399
Total revenue	$	14,165,020
Expenses:		
Employee commissions expense	$	1,001,599
Selling expense		8,100,030
Travel and entertainment expense		2,030,718
Business license/fees		844,483
Legal expense		671,711
Audit expense		374,109
Promotional expense		401,910
Other expense		1,274,197
Total expenses		14,698,757
Net loss	$	(533,737)
Other comprehensive income:		
Foreign currency translation adjustment		3,619
Total other comprehensive income		3,619
Net comprehensive loss	$	(530,118)

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Member's Equity

Year ended December 31, 2018

	Member units	Member's equity	Other Comprehensive Income
Balances at January 1, 2018	500	$ 6,731,435	$ (2,786)
Net loss	—	(533,737)	—
Other comprehensive income	—	—	3,619
Balances at December 31, 2018	500	$ 6,197,698	$ 833

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Cash Flows

Year ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(533,737)
Reconciliation of net loss to net cash used in operating activities:		
Decrease in prepaid expenses		68,391
Increase in due from related party		(593,936)
Increase in employee commissions payable		26,375
Decrease in accounts payable		(236,969)
Increase in accrued expenses		50,001
Net cash used in operating activities	$	(1,219,875)
Cash flows from financing activity		
Decrease in due to Parent Company		(370,414)
Net cash used in financing activity	$	(370,414)
Net decrease in cash		(1,590,289)
Effect of exchange rates		3,619
Beginning cash balance		7,066,046
Ending cash balance	$	5,479,376

See accompanying notes to financial statements.

(1) Organization

LaSalle Investment Management Distributors, L.L.C. (the Company or LIMD), a subsidiary of LaSalle Investment Management, Inc. (Parent Company and Member) was formed in the state of Delaware on March 10, 2011. The Company was formed to conduct transactions as a broker-dealer to provide investment management, asset management or similar services to the Parent Company or its affiliates. The Company is the Dealer Manager for the public and private offerings of Jones Lang LaSalle Income Property Trust, Inc. (JLLIPT), an affiliate of the Parent Company.

The Company is registered with the Securities and Exchange Commission (the SEC), Financial Industry Regulatory Authority (the FINRA), and various states. On December 20, 2011, the Company's FINRA membership was approved. LIMD operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule). The Firm does not hold customer funds or safe-keep customer securities.

On January 16, 2015, JLLIPT's follow-on Registration Statement was declared effective by the SEC with respect to the continuous public offering of up to $2,700,000 in any combination of shares of Class A, Class M, Class A-I and Class M-I common stock, consisting of up to $2,400,000 of shares offered in the primary offering and up to $300,000 in shares offered pursuant to the distribution reinvestment plan (the "First Extended Public Offering").

On March 3, 2015, JLLIPT began a private offering of up to $350,000,000 of Class D shares of common stock.

On July 6, 2018, the SEC declared JLLIPT's second follow-on Registration Statement (the "Second Extended Public Offering") effective (Commission File No. 333-222533) to offer of up to $3,000,000,000 in any combination of shares of Class A, Class M, Class A-I and Class M-I common stock, consisting of up to $2,700,000,000 of shares offered in the primary offering and up to $300,000,000 in shares offered pursuant to the distribution reinvestment plan.

Historically and for the foreseeable future, the Company is highly dependent on the Parent Company to fund its operating losses. As of December 31, 2018, the Company was obligated to the Parent and its affiliate organizations for certain loans/advance amounts recorded on the books and records of the Company. The Parent will not require the repayment of these loans/advances that the Parent or its affiliates may provide to the Company during 2019, until subsequent to February 29, 2020.

(2) Summary of Significant Accounting Policies

(a) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) ***Limitation on Withdrawal of Equity Capital***

It is FINRA's policy to give written notice to the FINRA two business days prior to any equity withdrawals that exceed $500,000 and, on a net basis, exceed 30% of the Company's excess net capital, in any 30-day period. The Company made no equity distributions in 2018.

(c) ***Revenue Recognition***

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, "Revenue Recognition", and requires entities to recognize revenue when they transfer control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 permits the use of either the retrospective or cumulative effect transition method. The FASB has issued several amendments to the standard, including principal versus agent guidance and identifying performance obligations.

The Company adopted ASU 2014-09 effective January 1, 2018 using the full retrospective transition method applied to those contracts which were not completed as of that date. Prior period information has not been restated. Revenue recognition related to commissions, dealer manager fees and reimbursement revenue, which represents a substantial portion of the Company's revenue, remained unchanged. No cumulative effect adjustment to retained earnings was recorded as a result of the adoption of ASU 2014-09. There was no impact for ASU 2014-09 adoption on the Company's statement of income for the year ended December 31, 2018. See note 3, Revenue Recognition, for revenue recognition disclosures required by ASU 2014-09.

(d) ***Employee Commissions Expense***

In connection with the marketing of investment programs, employees of the Parent Company who are registered representatives of the Company may receive compensation based on the third-party investment in the related investment program.

(e) ***Foreign Exchange***

We utilize the U.S. dollar as our functional currency, except for our Canadian bank account, which use the Canadian dollar as the functional currency. When preparing financial statements, assets and liabilities of foreign entities are translated at the exchange rates at the balance sheet date, while income and expense items are translated at average rates for the period. Income statement amounts of significant transactions are translated at the rate in effect as of the date of the transactions. Foreign currency translation adjustments are recorded in accumulated other comprehensive loss.

(3) Revenue Recognition

Revenue earned during the year ended December 31, 2018 under the agreement with our client includes the following.

		Year ended December 31, 2018
Commissions	$	535,923
Dealer manager fees		8,579,698
Reimbursable revenue		5,049,399
Total revenue	$	14,165,020

Sales commissions are based upon a percentage of third-party investment in the related investment program and are generally paid weekly. The Company recognizes the upfront sales commissions for JLLIPT Class A, A-I and D common stock on a trade date basis when the services are performed and the amount the Company is entitled to is known. LIMD's performance obligation is wholly satisfied on the date an investor purchases shares of JLLIPT common stock. The upfront sales commissions are included in commission fees in the Company's consolidated statement of operations and other comprehensive income.

LIMD's performance obligation is wholly satisfied on the date an investor purchases shares of JLLIPT common stock. Dealer manager fees accrue daily in an amount equal to 1/365th of the stated class-specific fee based on the net asset value for each outstanding share of common stock. The Company accounts for dealer manager fees which are satisfied at a point in time (trade date) but are paid over time as variable fees, as they are dependent upon net asset values of JLLIPT and investor activities in periods after the trade date. Due to this constraint, the Company recognizes dealer manager fees when the net asset values of JLLIPT is known. Consequently, dealer manager fees recognized in the current period primarily relate to performance obligations that were satisfied in prior periods. The dealer manager fees are included in commission fees in the Company's consolidated statement of operations and other comprehensive income.

The Company incurs certain costs in connection with its performance obligation to distribution services which it receives reimbursement from JLLIPT based on the Dealer Manager Agreement. Such costs are included in selling, travel and entertainment, business licenses, legal, audit, promotional, and other expenses in the Company's consolidated statements of income. The Company controls the services before they are transferred to JLLIPT and acts in the capacity of a principal. LIMD's performance obligation is wholly satisfied on the date the goods or services are exchanged. Reimbursement for these costs are generally paid monthly and is presented on a gross basis in reimbursable revenue in the Company's consolidated statement of operations and other comprehensive income.

(4) Income Taxes

The Company is a limited liability company which is treated for federal and state income tax purposes as a disregarded entity and is not subject to income taxes. Accordingly, the accompanying financial statements contain no provision for income taxes. The Company had no uncertain tax positions which would require the Company to record a tax exposure liability as of December 31, 2018. The Company does not have a tax-sharing agreement with the Parent Company and no payments have been made between the Company and its Parent Company for tax reimbursements.

The proforma tax benefit computed, as though the Company were a separate tax paying entity, was $141,143 for the year ended December 31, 2018, excluding the impact of any valuation allowance for deferred tax assets associated with net operating losses.

(5) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the "SEC" Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital of 6 2/3%. At December 31, 2018, the Company had a net capital and net capital requirements of $4,242,759 and $207,120, respectively. At December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was approximately 0.73 to 1.

(6) Limited Liability Company Agreement

Pursuant to the terms of the Amended and Restated LLC Agreement, LaSalle Investment Management, Inc. is the sole member of the Company and contributes to the management of the operations of the Company.

The Company shall terminate on December 31, 2111, unless terminated earlier as provided in the LLC Agreement.

Except as provided in the Delaware Limited Liability Company Act, a member shall not be personally liable for any debt, obligation, or liability of the Company solely by reason of being a member of a limited liability company.

(7) Transactions with Related Parties

The Company and its Parent Company maintain an expense sharing agreement (the Agreement), whereby the Parent Company provides certain services at no cost to the Company. Services under the Agreement include certain compensation and occupancy costs, including lease of office space, the use of furnishings, as well as the information technology infrastructure, with the Parent Company and were approximately $8,116,938 during 2018. In the opinion of management, the aforementioned certain compensation and occupancy costs are believed to be reasonable; however, it is not necessarily indicative of the expense the Company may have incurred on its own. The Company has and will continue to record expenses for which it is directly or indirectly

liable, such as business license, employee commission expense, and professional fees, in its statement of operations and other comprehensive income.

The Parent Company paid a total of $5,253,585 of expenses on behalf of the Company for the year ended December 31, 2018. As of December 31, 2018, the Company recorded due to related party of $499,197.

JLLIPT has engaged the Company as a dealer manager for the issuance and sale to the public for certain classes of JLLIPT common stock. Pursuant to the arrangement, the Company will also manage relationships with participating broker-dealers and provide assistance in connection with compliance matters relating to marketing the JLLIPT offering.

The Company earns selling commissions on Class A shares of up to 3.0% of the net asset value per Class A share on the date of purchase. The Company receives a dealer manager fee that accrues daily in an amount equal to 1/365th of 1.05% of the net asset value per share for Class A shares outstanding. As of April 1, 2018, the dealer manager fee decreased to 0.85%.

The Company will receive a dealer manager fee that accrues daily in an amount equal to 1/365th of 0.30% of the net asset value for each Class M share.

The Company will earn selling commissions on Class A-I shares of up to 1.5% of the net asset value per Class A-I share on the date of purchase. In addition, the Company receives a dealer manager fee that accrues daily in an amount equal to 1/365th of 0.30% of the net asset value for each Class A-I share.

No selling commissions are received in connection with the sale of any Class M-I shares. The Company will receive a dealer manager fee that accrues daily in an amount equal to 1/365th of 0.05% of the net asset value for each Class M-I share. As of April 1, 2018, the Dealer Manager fee was eliminated on Class M-I shares.

The Company will earn selling commissions on Class D shares of up to 1.0% of the net asset value per Class D share on the date of purchase. No dealer manager fees are earned on Class D shares.

The Company recorded total revenue of $9,115,621 from JLLIPT for the year ended December 31, 2018, which is included in commission fees in the statement of operations and other comprehensive income. As of December 31, 2018, the Company recorded a due from related party of $2,107,977. Pursuant to this participating broker-dealer arrangement, the Company engaged third-party participating broker-dealers to sell JLLIPT common stock. The Company recorded total selling expense of $8,100,030 for the year ended December 31, 2018. As of December 31, 2018, the Company recorded accounts payable, related to these selling expenses, of $1,872,754.

Pursuant to the Company's arrangement with JLLIPT, the Company is reimbursed for expenses incurred related to JLLIPT offerings. For the year ended December 31, 2018, the Company recorded reimbursable revenue of $5,049,399. As of December 31, 2018, the Company recorded due from related party of $1,544,390.

(8) Subsequent Events

Subsequent to December 31, 2018 and through February 28, 2019 the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent events.

*****

Schedule I

LASALLE INVESTMENT MANAGEMENT DISTIBUTORS, L.L.C.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2018

Total stockholders' equity qualified for net capital	$	6,198,531
Deductions/charges:		
Non-allowable assets:		
Due from related party		1,779,613
Prepaid expenses		173,592
Total non-allowable assets		1,953,205
Net capital before haircuts on securities positions		4,245,326
Haircuts on securities		2,567
Net capital		4,242,759
Aggregate indebtedness		
Items included in statement of financial condition		
Accrued expenses		644,232
Employee commissions payable		90,621
Accounts payable		1,872,754
Due to Parent Company		499,197
Total aggregate indebtedness		3,106,804
Ratio: Aggregate indebtedness to net capital		0.73 to 1
Computation of basic net capital requirement		
Minimum net capital required (the greater of 6 2/3% aggregate indebtedness or $5,000)		207,120
Net capital in excess of minimum requirement	$	4,035,639

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2018 filed on January 23, 2019 by LaSalle Investment Management Distributors, L.L.C. (the Company) in its Form X-17A-5.

See accompanying report of independent registered public accounting firm.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2018.

See accompanying report of independent registered public accounting firm.

Schedule III

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2018.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
LaSalle Investment Management Distributors, L.L.C.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions (the Exemption Report), in which (1) LaSalle Investment Management Distributors, L.L.C. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chicago, Illinois
February 28, 2019

LASALLE
INVESTMENT MANAGEMENT

LaSalle Investment Management Distributors, LLC
333 West Wacker Drive, Suite 2300, Chicago Illinois 60606
tel +1 312 897 4000

Assertions Regarding Exemption Provisions

We, as members of management of LaSalle Investment Management Distributors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018.

LaSalle Investment Management Distributors, LLC

By: [signature]

Alok Gaur – President
(Name and Title)

February 28, 2019
(Date)

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

SEC
Mail Processing
Section

MAR 01 2019

Washington DC
416

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Members
LaSalle Investment Management Distributors, L.L.C.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018, which were agreed to by LaSalle Investment Management Distributors, L.L.C. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. There were no listed assessment payments in Form SIPC-7;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 28, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6******964**********************************ALL FOR AADC 606
68856 FINRA DEC
LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS LLC
333 W WACKER DR 23RD FL
CHICAGO, IL 60606-1220

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Estee Dorfman 781-780-7069

2. A. General Assessment (item 2e from page 2) $ 1,523

B. Less payment made with SIPC-6 filed (exclude interest) ( )

____________ Date Paid

C. Less prior overpayment applied (1,840)

D. Assessment balance due or (overpayment) ________

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ (317)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $________

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LaSalle Investment Management Distributors
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP, CCO
(Title)

Dated the 23 day of January, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,165,021
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	8,100,030
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): expense reimbursment income (Deductions in excess of $100,000 require documentation)	5,049,400
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	13,149,430
2d. SIPC Net Operating Revenues	$ 1.015.591
2e. General Assessment @ .0015	$ 1,523 (to page 1, line 2.A.)